As filed with the Securities and Exchange Commission on September 20, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ROBOGROUP T.E.K LTD.
(Exact name of Registrant as specified in its charter)

Israel	Not Applicable
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

13 Hamelacha Street
Afek Industrial Park
Rosh Ha’ayin 49091
Israel
(Address and telephone number of Registrant’s principal executive offices)

Intelitek Inc.
444 East Industrial Park Drive
Manchester, NH 03109
Tel: 1-603-625-8600
Fax: 1-603-625-2137

(Name, address and telephone number of agent for service)

Copies of all Correspondence to:
ADRIAN M. DANIELS, ESQ.	STEVEN J. GLUSBAND, ESQ.
Yigal Arnon & Co.	Carter Ledyard & Milburn LLP
1 Azrieli Center	2 Wall Street
Tel Aviv, 67021 Israel	New York, NY 10005
Tel: 972-3-608-7864	Tel: 212-732-3200

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

Calculation of Registration Fee

Title of Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Ordinary Shares, par value NIS 0.05 per share	5,957,082 (1)	$0.90 (2)	$5,361,374	$679.29
Total				$679.29

(1)	Includes 94,856 ordinary shares which may be issued to certain of the selling shareholders upon the filing of this registration statement, a further 10,540 ordinary shares which may be issued to certain of the selling shareholders immediately upon the effectiveness of this registration statement and 5,851,686 ordinary shares which is our good faith estimate of the number of ordinary shares that we expect to sell to one of the selling shareholders pursuant to a Standby Equity Distribution Agreement under which such selling shareholder is obligated to purchase ordinary shares from time to time at the option of the Registrant.

(2)	Calculated pursuant to Rule 457(c) of the Securities Act of 1933 on the basis of the average of the bid and asked prices of our ordinary shares as reported on Nasdaq SmallCap Market on September 17, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION
DATED September 20, 2004

         PROSPECTUS

ROBOGROUP T.E.K. Ltd.
RESALE OF UP TO 5,957,082 ORDINARY SHARES
BY CERTAIN SELLING SHAREHOLDERS

This Prospectus relates to the sale of up to 5,957,082 of ordinary shares of RoboGroup T.E.K. Ltd. by certain persons who will become shareholders of RoboGroup. The selling shareholders are:

—	Cornell Capital Partners, L.P., or Cornell, which intends to sell up to 5,946,542 ordinary shares pursuant to a Standby Equity Distribution Agreement, which number includes 94,856 ordinary shares that may be issued as a commitment fee pursuant to such agreement immediately upon the filing of the accompanying registration statement: and

—	Newbridge Securities Corporation, or Newbridge, an unaffiliated registered broker-dealer retained by RoboGroup in connection with the Standby Equity Distribution Agreement, which intends to sell 10,540 ordinary shares issued to them as a placement agent fee immediately upon the effectiveness of the accompanying registration statement.

We are is not selling any ordinary shares in this offering and therefore will not receive any proceeds from this offering. We will, however, receive proceeds from the sale of ordinary shares under the Standby Equity Distribution Agreement. All costs associated with this offering will be borne by us.

The ordinary shares are being offered for sale by the selling shareholders at prices established on the NASDAQ SmallCap Market during the term of this offering. These prices will fluctuate based on the demand for ordinary shares. Our ordinary shares trade on the NASDAQ SmallCap Market under the symbol “ROBO” and also trade on the Tel Aviv Stock Exchange. On September 17, 2004, the last reported sales price of our ordinary shares on the NASDAQ SmallCap Market was $0.90 per share.

Cornell is an “underwriter” within the meaning of the Securities Act of 1933 in connection with the sale of ordinary shares under the Standby Equity Distribution Agreement. Pursuant to such agreement, the purchase price for the shares to be sold to Cornell will be equal to 100% of the lowest volume weighted average price of our ordinary shares on the principal market on which such shares are traded for the five trading days immediately following the date we give notice of a sale to Cornell. Cornell will be entitled to retain a fee of 5% of the proceeds raised by us under the Standby Equity Distribution Agreement.

        Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available. The securities offered hereby involve a high degree of risk. See “Risk Factors” beginning on page 2.

None of the U.S. Securities and Exchange Commission, the Israeli Securities Authority or any state securities commission have approved or disapproved of these securities or passed upon the adequacy, completeness or accuracy of this prospectus. Any representation to the contrary is a criminal offense under the laws of the United States and the laws of the State of Israel.

The date of this prospectus is _________ __, 2004

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

        The statements incorporated by reference or contained in this prospectus discuss our future expectations, contain projections of our results of operations or financial condition, and include other forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended. Our actual results may differ materially from those expressed in forward-looking statements made or incorporated by reference in this prospectus. Forward-looking statements that express our beliefs, plans, objectives, assumptions or future events or performance may involve estimates, assumptions, risks and uncertainties. Therefore, our actual results and performance may differ materially from those expressed in the forward-looking statements. Forward-looking statements often, although not always, include words or phrases such as the following: “are expected to,” “is anticipated,” “estimate,” “intends,” “plans,” “projection” and “outlook.”

You should not unduly rely on forward-looking statements contained or incorporated by reference in this prospectus. Various factors discussed in this prospectus, including, but not limited to, all the risks discussed in “Risk Factors,” and in our other SEC filings may cause actual results or outcomes to differ materially from those expressed in forward-looking statements. You should read and interpret any forward-looking statements together with these documents.

Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

You should carefully read this entire prospectus, including our prior filings with the SEC which accompany this prospectus. Unless otherwise indicated all monetary amounts in this prospectus are in U.S. Dollars.

PROSPECTUS SUMMARY

        This section answers in summary form some questions you may have about us and the offerings under this prospectus. You should read the entire prospectus carefully, especially the “Risk Factors” section beginning on page 2. This prospectus contains figures in U.S. Dollars.

ABOUT US

We were incorporated under the laws of the State of Israel in 1982 as Robotec (G.A.L.) Industrial Robotic Technology Ltd. for an indefinite term. In 1983 we changed our name to Eshed Robotec (1982) Ltd. On May 15, 2001, we changed our name to RoboGroup T.E.K. Ltd.

We are a global, diversified enterprise with proprietary technologies in the areas of robotics, motion control, smart memory and technology education. We use our expertise to engineer products in the fields of automation, motion control and algorithmic functions and have developed several businesses related to these technologies. Our activities are divided into three business sectors: The first sector is devoted to our technology training products and e-learning systems, which we engineer and manufacture. This sector includes our research and development sections, the operations section, and a marketing and sales section for the marketing and sales of our products and products manufactured by third parties, to the Israeli and international training and education markets, including the US. Our second business sector consists of our subsidiary Yaskawa Eshed Technology Ltd. (YET), a joint venture with Japan’s Yaskawa Electric Corp., which develops and provides industrial motion controls, particularly those based on its patented algorithms. Our third business sector, which is limited in operation, includes the activities of both MemCall Ltd. and MemCall LLC, together MemCall, and is limited mainly to developing new technology designed to shorten the length of time required to locate and retrieve information in computer and communications networks. MemCall ceased most of its other activities in January 2004.

Our registered office and principal executive offices are located at 13 Hamelacha Street, Afek Industrial Park, Rosh Ha’Ayin 48091 Israel and our telephone number is 972-3-9004111. Our address on the internet is http://www.robo-group.com. The information on our website is not incorporated by reference into the accompanying registration statement.

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. Therefore, you should not invest in our securities unless you are able to bear a loss of your entire investment. You should carefully consider the following factors as well as the other information contained in this prospectus before deciding to invest in our ordinary shares. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below. This prospectus and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. The information in this prospectus is complete and accurate as of this date, but the information may change after the date of this prospectus.

Business and Market Risks

We have a history of operating losses and we may not be able to return to profitable operations. In the year ended December 31, 2003 we recorded a net loss of NIS 18 million ($4.1 million) and at December 31, 2003 our accumulated deficit was NIS 24 million ($5.5 million). Our accumulated deficit increased to NIS 30 million ($ 6.6 million) at June 30, 2004 as we recorded a loss of NIS 5.8 million ($1.3 million) for the six month period ended June 30, 2004. No assurance can be given that we will be able to return to profitability or maintain profitable operations thereafter.

Potential fluctuations in quarterly results; uncertainty of future operating results. Our quarterly results have varied significantly in the past and are likely to vary significantly in the future, depending on a variety of factors such as the size and timing of significant orders and their fulfillment, changes in government educational budgets, demand for our products, changes in pricing policies by us or by our competitors, the number, timing and significance of product enhancements and new product announcements by us and our competitors, our ability to develop, introduce and market new and enhanced products on a timely basis, changes in the level of operating expenses, budgeting cycles of our customers, customer order deferrals in anticipation of enhancements or new products which we or our competitors offer, product life cycles, product quality problems, personnel changes, changes in our strategy, and general domestic and international economic and political conditions, among others. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographic areas in which we operate. Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast.

Revenues from sales of products developed and manufactured by us are also difficult to forecast because their sales cycle, from initial evaluation to purchase and the provision of support services, is lengthy and varies substantially from customer to customer. Product orders for shelf products are typically shipped about a month after receipt (except for Computer Integrated Manufacturing systems and other large-scale projects ) and, consequently, order backlog at the beginning of any quarter has in the past represented only a small portion of that quarter’s revenues. As a result, sales in any quarter are substantially dependent on orders booked and shipped in that quarter. Due to all of the foregoing, revenues for any future quarter are not predictable with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Furthermore, we have often recognized a substantial portion of our revenues in the last month of each quarter. Our expense levels are based, in significant part, on our expectations as to future revenues and are therefore relatively fixed in the short-term. If revenue levels fall below expectations, our quarterly results are likely to be disproportionately adversely affected because a proportionately smaller amount of our expenses varies with our revenues.

We are subject to risks associated with international operations and currency rate fluctuations. While our base is in Israel, part of our revenues and most of our gross margin are derived from sales outside Israel. International operations are subject to inherent risks, including the impact of possible recessionary environments in multiple foreign markets, changes in government budgeting policies, costs of localizing products for foreign markets, longer receivables collection periods and greater difficulty in accounts receivable collection, unexpected changes in regulatory requirements, difficulties and costs of staffing and managing foreign operations, reduced protection for intellectual property rights in some countries, potentially adverse tax consequences and political and economic instability. There can be no assurance that we or our distributors will be able to sustain or increase revenues from international operations or that the foregoing factors will not have a material adverse effect on our future revenues and, consequently, our business, operating results and financial condition.

Although we intend to expand our international operations and commit significant management time and financial resources to developing direct and indirect international sales and support channels, there can be no assurance that we will be able to maintain or increase international market demand for our products. To the extent that we are unable to do so in a timely manner, our business, operating results and financial condition would be materially adversely affected.

We may be adversely affected by fluctuations in currency exchange rates. While revenues from sales of products we manufacture are generally denominated in U.S. dollars, a significant portion of our expenses is incurred in NIS. We do not currently engage in currency hedging transactions. There can be no assurance that such transactions will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operation. In addition, if for any reason, exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. There can be no assurance that fluctuations in currency exchange rates in the future will not have a material adverse effect on revenues from international sales and, consequently on our business, operating results and financial condition. As of December 31, 2003, we held no outstanding futures contracts.

Sales of some of our products involve a lengthy sales cycle. Some of our products are typically used to develop applications that are critical to a customer’s business and the purchase of some of our products, especially one of our computer integrated manufacturing systems, is often part of a customer’s re-engineering initiative. As a result, the licensing and implementation of our software products generally involves a significant commitment of management attention and resources by prospective customers. Accordingly, our sales process is often subject to delays associated with the long approval process that typically accompanies significant initiatives or capital expenditures. For these and other reasons, the sales cycle associated with the purchase of our products is often lengthy and subject to a number of significant delays over which we have little or no control. There can be no assurance that we will not experience these and additional delays in the future.

We are dependent on our sales to the technical education market. We have historically derived a substantial part of our revenues and most of our gross profit and expect to continue to derive a significant portion of our gross profit from sales of our robotics products that are aimed at the technical education market. Our future performance will depend significantly on our ability to recognize, define and develop products that will meet this market’s changing demands. If we fail to meet such changes, our business, operating results and financial condition would be materially and adversely affected.

We are dependent on distributors for the distribution of our products. Our Educational Sector primarily distributes its products through distributors who market those products to end-users. This sector’s success depends to a substantial degree on the marketing and sales efforts of such third parties in marketing its products. There can be no assurance that these distributors will give priority to the sales of our products. In most cases, the distributors to whom our Educational Sector sells its products are not contractually required to make future purchases of products and could, therefore, discontinue carrying our products at any time.

We are dependent on Yaskawa Electric Corporation for a significant portion of our revenues and operating income. The operations of our subsidiary, Yaskawa Eshed Technology Ltd., or YET, depend on the fulfillment of the financial undertakings of Yaskawa Electric Corporation of Japan, or YEC, which holds a 50% interest in YET. In the event YEC will not be able to provide significant orders for YET’s products and services, its business and financial results would be materially and adversely affected.

We are dependent on educational institutions for a substantial portion of our sales. Most of our customers are educational institutes whose budgets are subject to the decisions of external administrative bodies, including ministries of education and local education authorities. As a result the budget for the educational institutions are often reduced during poor economic periods and our revenue generally declines under such circumstances.

We face competition in most areas in which we operate. We face competition in the Israeli market from both locally manufactured and imported products. In addition, there is significant competition for the products we market in Israel on behalf of third party suppliers. Competition exists in all the markets to which we export our range of products where our major competitors are usually local companies. However, some competitors operate worldwide; some of whom have greater financial resources than us. Our ability to compete successfully is based, among other things, on the quality and pricing of the competing products in comparison to ours, as well as our available resources for the purpose of investment, development and marketing. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

We are subject to risks of business interruption and are dependent on a limited group of suppliers and subcontractors. Certain components and subassemblies included in our products are obtained from a single source or a limited group of suppliers and subcontractors. Some of these components are no longer manufactured by the original manufacture. Our reliance on a single or a limited group of suppliers involves several risks, including a potential inability to obtain adequate supplies of certain components and reduced control over pricing and timely delivery of components. Although we believe that additional sources of supply are available should one or more of our suppliers be unable to meet our needs, there can be no assurance that supplies will be available on an acceptable basis. An inability or significant delay in obtaining such components and subassemblies could have a material adverse effect on our operations, financial condition and results of operation.

Our activities are subject to technological changes. We operate in the hi-tech industry, which is characterized by rapid technological changes. Our ability to maintain our position in the market is contingent on the investment of resources in updating products and the development of new products. There can be no assurance that we will be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements. In addition, there is no assurance that we will not experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements, or that such enhancements will adequately meet the requirements of the marketplace and achieve any significant degree of market acceptance. If release dates of any new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition would be materially adversely affected.

Our future success may depend upon our ability to protect our intellectual property and our proprietary technology. Our success will depend in large part on whether we can:

—	obtain and maintain patents to protect our own products;

—	obtain licenses to the patented technologies of third parties;

—	operate without infringing on the proprietary rights of third parties; and

—	protect our trade secrets and know-how.

While we intend to seek patent protection for certain of our products and technologies, we cannot be certain that any of the pending or future patent applications filed by us or on our behalf will be approved, or that we will develop additional proprietary products or processes that are patentable.

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that the licenses required under patents held by third parties would be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could have a material adverse effect on our business, financial condition and results of operations.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. Any such litigation, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the Standby Equity Distribution Agreement

For a detailed discussion of the Standby Equity Distribution Agreement we entered into with Cornell, see “The Standby Equity Distribution Agreement.”

We may not be able to access sufficient funds when needed under the Standby Equity Distribution Agreement and the price of our ordinary shares will affect our ability to draw down on the Standby Equity Distribution Agreement. Our financing needs are expected to be provided, in large part, by our Standby Equity Distribution Agreement. The amount of each advance under the Standby Equity Distribution Agreement is subject to a maximum amount equal to $250,000 every five trading days. Because of this maximum advance restriction, we may not be able to access sufficient funds when needed.

We currently hold 494,312 of our ordinary shares as treasury shares. We may pay Cornell for the advances made in connection with the Standby Equity Distribution Agreement, by issuing our ordinary shares to Cornell and by selling to Cornell all or part of our 494,312 treasury shares. For any given advance, there will be an inverse relationship between the price of our ordinary shares and the number of ordinary shares which will be sold under the Standby Equity Distribution Agreement. Based on our recent share price of $0.90, we would have to sell Cornell 6,111,112 of our ordinary shares in order to draw down the entire $5.5 million available to us under the Standby Equity Distribution Agreement (in addition to the 94,856 shares which may be issued to Cornell as a commitment fee). Based on our recent share price of $0.90 and the fact that we are registering for future sale to Cornell 5,851,686 of our ordinary shares under the Standby Equity Distribution Agreement in the accompanying registration statement (excluding 94,856 of our ordinary shares which may be issued to Cornell by way of a commitment fee), we could only draw $5,266,517 under the Standby Equity Distribution Agreement. Our Articles of Association currently authorize us to issue 25,000,000 shares and, as of August 25, 2004, we had 11,238,952 shares issued and outstanding (including our treasury shares). In the event we desire to draw down any available amounts remaining under the Standby Equity Distribution Agreement after we have sold all the shares being registered for resale by Cornell in the accompanying registration statement, we will have to file a new registration statement to cover such additional shares that we would issue for additional draw downs on the Standby Equity Distribution Agreement. Unless we achieve profitable operations, or realize proceeds from the disposition of some of our fixed assets, it is unlikely that we will be able to secure additional financing from external sources other than our Standby Equity Distribution Agreement. Therefore, if we are unable to draw down on our Standby Equity Distribution Agreement, we may be forced to curtail or cease our business operations.

The issuance of ordinary shares under the Standby Equity Distribution Agreement could have an adverse effect on our ability to make acquisitions with our ordinary shares. We cannot predict the actual number of our ordinary shares that will be sold pursuant to the Standby Equity Distribution Agreement, in part, because the purchase price of the shares will fluctuate based on prevailing market conditions and we have not determined the total amount of advances we intend to draw. It may be necessary for our shareholders to approve an increase in our authorized share capital for us to register additional ordinary shares in order to have sufficient authorized shares available to make acquisitions using our ordinary shares. As we issue our ordinary shares pursuant to the Standby Equity Distribution Agreement, we may not have sufficient ordinary shares available to successfully attract and consummate future acquisitions.

Our shareholders may be diluted as a result of the Standby Equity Agreement to a degree greater than currently anticipated. We do not know how many ordinary shares, if any, will be sold to Cornell over the next two years pursuant to the Standby Equity Distribution Agreement. In addition to 94,856 of our ordinary shares to Cornell which may be issued as a commitment fee and 10,540 ordinary shares which will be issued to Newbridge as a placement agent fee, we have registered 5,851,686 of our ordinary shares pursuant to the accompanying registration statement, which will also be available for resale by Cornell. The 5,851,686 ordinary shares is the maximum number of our ordinary shares that we currently anticipate selling to Cornell pursuant to advances under the Standby Equity Distribution Agreement. However, based on our recent share price of $0.90, we would have to sell to Cornell 6,111,112 of our ordinary shares in order to draw down the entire $5.5 million available to us under the Standby Equity Distribution Agreement. Our ability to cause Cornell to advance funds under the Standard Equity Distribution Agreement is not subject to any minimum volume weighted average price of our ordinary shares. Assuming that the advances that we require from Cornell necessitate the issuing of ordinary shares (rather than, or in excess of the sale of our 494,312 treasury shares), then the lower the price of our ordinary shares on the market at the time of an advance, the more shares will be issued to Cornell and the greater dilution will be caused to the interests of our shareholders.

Sales of our ordinary shares by Cornell could cause downward pressure on the price of our shares. Pursuant to the Standby Equity Distribution Agreement, Cornell will never be entitled to hold more than 5% of our outstanding shares. Consequently, Cornell has agreed that in the event that a future required purchase would bring it above this threshold percentage, it will sell, prior to the purchase, as many of our ordinary shares as is required to ensure that its holdings in our company will remain below the threshold percentage at the time of purchase. To the extent Cornell sells our ordinary shares, the share price may decrease due to the additional shares in the market. This could allow Cornell to be issued more of our shares following an additional advance issued by us and any subsequent sale of such greater amounts of our ordinary shares, could further depress the share price. The significant downward pressure on the price of our ordinary shares as Cornell sells material amounts of our shares could encourage short sales by Cornell or others. This could place further downward pressure on the price of our ordinary shares.

Risk Factors Related to Our Ordinary Shares

Our share price has been volatile in the past and may decline in the future. Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

—	quarterly variations in our operating results;

—	operating results that vary from the expectations of securities analysts and investors;

—	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

—	announcements of technological innovations or new products by us or our competitors;

—	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

—	changes in the status of our intellectual property rights;

—	announcements by third parties of significant claims or proceedings against us;

—	additions or departures of key personnel;

—	future sales of our ordinary shares; and

—	stock market price and volume fluctuations.

Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources.

Anti-takeover provisions could negatively impact our shareholders. Some of the provisions of Israeli law could:

—	discourage potential acquisition proposals;
—	delay or prevent a change in control over us; and
—	limit the price that investors might be willing to pay in the future for our ordinary shares.

Generally, under the Israeli Companies Law, a merger must be approved by the board of directors and the shareholders of each of the merging companies. If the share capital of the non-surviving company consists of more than one class of shares, the approval of each class is also required. Further, for companies such as ours, the approval of the merger requires a majority of 75% of the shareholders present and voting at a meeting. In certain cases, court approval is also required. Under the Companies Law, a merger may be completed only after 70 days have elapsed from the date all the necessary approvals and the merger proposals have been submitted to the Israeli Companies Registrar. The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or more shareholder of the company in the event that there is not already a 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, in the event that there is not already another majority shareholder of the company. These rules do not apply if the acquisition is made by way of a merger. The requirements of Israeli Companies Law generally make these forms of acquisition significantly more difficult than under United States corporate laws.

Other potential means of acquiring a public Israeli company might involve significant obstacles, such as a requirement for court approval for the acquisition. In addition, a body of case law has not yet developed with respect to the Israeli Companies Law.

Finally, Israeli tax law treats some acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than United States tax law. Israeli tax law may, for instance, subject a shareholder who exchanges his or her shares in us for shares in a foreign corporation to immediate taxation.

These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may have the effect of delaying, preventing or making more difficult a merger or acquisition involving our company. This could prevent a change of control in our company and depress the market price of our ordinary shares that might otherwise rise as a result of such change of control.

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law. We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.

Our ability to secure additional financing may be affected by volatility in the securities markets. Due to the downturn in the world economy over recent years, the securities’ markets in general have recently experienced increased volatility, which has particularly affected the market prices of equity securities of many hi-tech companies, including companies that have a significant presence in Israel. Although the volatility of these companies’ securities has often been unrelated to their operating performance, they, and particularly those in the fields of communications, software and internet, may experience difficulties in raising additional financing required to effectively operate and grow their businesses. Such failure and the volatility of the securities market in general, and in relation to our shares in particular, may affect our ability to raise additional financing in the future.

Our ordinary shares may be affected by limited trading volume and may fluctuate significantly in price. Our ordinary shares are traded on the Nasdaq SmallCap Market and on the Tel Aviv Stock Exchange. Trading in our ordinary shares has been limited on both markets and there can be no assurance that an active trading market for our ordinary shares will develop. As a result, this could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods, or possibly at all. Thinly traded ordinary shares can be more volatile than ordinary shares traded in an active public market. The average daily trading volume of our ordinary shares in August 2004 on the Nasdaq SmallCap Market was 1,186 shares and on the Tel Aviv Stock exchange was 2,531 shares. The high and low bid price of our ordinary shares for the last two years has been $2.10 and $0.47, respectively. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

We do not intend to pay dividends. We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.

We may incur increased costs as a result of recently enacted changes in laws and regulations relating to corporate governance matters and public disclosure. The provisions of the Sarbanes-Oxley Act of 2002, rules adopted by the SEC and NASDAQ and new accounting pronouncements will result in increased costs to us. To maintain high standards of corporate governance and public disclosure, we intend to invest all reasonable necessary resources to comply with evolving standards. This investment may result in increased general and administrative expenses and a diversion of management time and attention from strategic revenue generating and cost management activities. In addition, these new laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including directors and officers liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as executive officers.

Risks Associated with Operations in Israel

Conducting business in Israel entails special risks. We are incorporated under the laws of, and our main offices and our production facilities are located in the State of Israel. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service. Many of our male executive officers and employees in Israel are obligated to perform up to 36 days, depending on age, rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

The economic conditions in Israel have not been stable in recent years. In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could continue to be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2002 and 2003, affecting banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

We are subject to the impact of inflation and currency fluctuations. Since some of our expenses are denominated in NIS but relate to the portion of our sales which are denominated in U.S.$, the translation of these expenses into U.S.$ is influenced by the extent to which any inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the U.S.$. The inflation rate in Israel was 1.3% in 1999, 0% in 2000, 1.41% in 2001, 6.5% in 2002 and (1.9)% in 2003. At the same time, the devaluation of the NIS against the U.S.$ was (0.17%) in 1999, (2.7)% in 2000, 9.2% in 2001, 7.3% in 2002 and (7.6)% in 2003. We could be adversely affected in the future as a result of currency and or inflation fluctuations.

It may be difficult to enforce a U.S. judgment against us and most of our officers and directors or to assert U.S. securities laws claims in Israel or serve process on most of our officers and directors. We are incorporated in Israel. Most of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

THE STANDBY EQUITY DISTRIBUTION AGREEMENT

Summary

On June 22 2004, we entered into a Standby Equity Distribution Agreement with Cornell. Pursuant to the Standby Equity Distribution Agreement, we may, at our discretion, periodically issue advance notices to Cornell requiring it to purchase our ordinary shares for a total purchase price of up to $5,500,000. For each ordinary share purchased under the Standby Equity Distribution Agreement, Cornell will pay us 100% of the lowest volume weighted average price of our ordinary shares on the Nasdaq SmallCap Market or other principal market on which our ordinary shares are traded for the five trading days immediately following the advance notice date. The volume weighted average price is calculated each day of this five day pricing period, by taking the sum of the dollars traded for every transaction on our ordinary shares on that day (price multiplied by shares traded) and then dividing that sum by the total number of our ordinary shares traded on that day. Further, Cornell will retain a fee of 5% of each advance under the Standby Equity Distribution Agreement. In addition, we have agreed to pay Cornell a commitment fee either in immediately available funds or by way of the issuance of our ordinary shares. Should we elect to pay the commitment fee in cash, we will pay Cornell $90,000 and if we elect to pay Cornell in shares, we will issue Cornell 94,856 of our ordinary shares immediately following the filing of the accompanying registration statement. Cornell is a private limited partnership whose business operations are conducted through its general partner, Yorkville Advisors, LLC.

We engaged Newbridge, a registered broker-dealer, to advise us in connection with the Standby Equity Distribution Agreement. For its services, Newbridge will receive a fee of $10,000 paid in 10,540 of our ordinary shares, to be issued immediately upon the effectiveness of the accompanying registration statement.

We are registering 5,957,082 of our ordinary shares in connection with the Standby Equity Distribution Agreement. The costs associated with the offering will be borne by us. There are no other significant closing conditions required for advances under the Standby Equity Distribution Agreement.

Standby Equity Distribution Agreement Explained

Pursuant to the Standby Equity Distribution Agreement, we may periodically issue an advance notice to Cornell requiring it to purchase our ordinary shares to raise capital to fund our working capital needs. The periodic sale of shares is known as an advance. We may request an advance every five trading days with a maximum of $250,000 per advance. A closing will be held six trading days after such written notice at which time we will deliver our ordinary shares and Cornell will pay the advance amount.

We may request advances under the Standby Equity Distribution Agreement once the underlying shares are registered with the Securities and Exchange Commission. Thereafter, we may continue to request advances until Cornell has advanced $5.5 million or 24 months after the date of this prospectus, whichever occurs first.

The amount available under the Standby Equity Distribution Agreement is not dependent on the price or volume of our ordinary shares. Our ability to request advances are conditioned upon us registering the ordinary shares subject to this prospectus with the Securities and Exchange Commission. We do not have any agreements with Cornell regarding the distribution of such shares, although it has indicated that it intends to promptly sell any ordinary shares received under the Standby Equity Distribution Agreement. Pursuant to such agreement, Cornell will never be entitled to hold more than 5% of our outstanding shares , and consequently, Cornell has agreed that in the event that a future purchase pursuant to the Standby Equity Distribution Agreement would bring it above this threshold percentage, it will sell, prior to the purchase, as many of our ordinary shares as is required to ensure that at the time of the purchase, its holdings in our company will remain below the threshold percentage.

We currently have issued and outstanding 494,312 ordinary shares, which we hold as treasury shares. We may pay Cornell for the advances made in connection with the Standby Equity Distribution Agreement, by issuing our ordinary shares to Cornell and may also sell to Cornell all or part of our 494,312 outstanding treasury shares. We cannot predict the actual number of our ordinary shares that will be issued pursuant to the Standby Equity Distribution Agreement, in part, because the purchase price of the shares will fluctuate based on prevailing market conditions and we have not determined the total amount of advances we intend to draw. Nonetheless, we can estimate the number of our ordinary shares that will be sold using certain assumptions. We have estimated that we will sell a maximum of 5,851,686 of our ordinary shares to Cornell under the Standby Equity Distribution Agreement (excluding the 94,856 ordinary shares we may issue to Cornell as a commitment fee and the 10,540 ordinary shares we will issue to Newbridge as a placement agent fee).

At our recent share price of $0.90, the sale of an additional 5,851,686 shares to Cornell would result in gross proceeds of approximately $5,266,517. These shares would represent on a pro forma basis approximately 31.55% of our outstanding ordinary shares (assuming the conversion or exercise of all our current outstanding convertible securities into our ordinary shares and the issuance of an aggregate of 105,396 ordinary shares that we may issue to Cornell and Newbridge as fees in connection with the Standby Equity Distribution Agreement). At such price, in order to draw down the balance of $233,483 we would have to register and issue to Cornell an additional 259,426 of our ordinary shares.

You should be aware that there is an inverse relationship between our share price and the number of shares to be sold under the Standby Equity Distribution Agreement. That is, as our share price declines, we would be required to sell a greater number of shares under the Standby Equity Distribution Agreement for any given advance. Our ability to cause Cornell to advance funds under the Standby Equity Distribution Agreement is not subject to any minimum price of our ordinary shares. The sale of a greater number of shares under the Standby Equity Distribution Agreement may result in a change of control. That is, if all or a significant block of such shares are held by one or more shareholders working together, then such shareholder or shareholders would have enough shares to assume control of our company by electing its or their own directors.

You should also be aware that in order for us to utilize the full $5,500,000 available under the Standby Equity Distribution Agreement, it may be necessary for our shareholders to approve an increase in our authorized share capital and for us to register additional ordinary shares. We are authorized in our Articles of Association to issue up to 25,000,000 ordinary shares. As of August 25, 2004, we had 11,238,952 ordinary shares outstanding.

Proceeds used under the Standby Equity Distribution Agreement will be used for the purposes set forth in the “Use of Proceeds.” We cannot predict the total amount of proceeds to be raised in this transaction because we have not determined the total amount of the advances we intend to draw.

We expect to incur expenses of approximately $26,000 in connection with the offering, consisting primarily of professional fees (assuming that we do not pay the commitment fee to Cornell in immediately available funds). In connection with the Standby Equity Distribution Agreement, we may pay Cornell a commitment fee in the form of 94,856 of our ordinary shares which will be issued immediately upon the filing of the accompanying registration statement and pay Newbridge, a registered broker-dealer, a placement agent fee of $10,000 in the form of 10,540 of our ordinary shares, which will be issued immediately upon the effectiveness of the accompanying registration statement. We will also pay Cornell $111,000 in funds or in ordinary shares upon the first to occur of (i) our receipt of an aggregate of $2,000,000 pursuant to the equity line and (ii) the first advance notice to be made following the first anniversary of the Standby Equity Distribution Agreement. Whether the payment will be made in our ordinary shares or in immediately available funds, will be at our sole discretion. Should we choose to make the payment in ordinary shares, the number of our ordinary shares which we will issue to Cornell in this event will be based on the closing price of our ordinary shares on our principal public market on the date on which Cornell purchases our shares under (i) or (ii), whichever is applicable.

In order to provide prospective investors with information concerning the dilution they may experience (assuming exercise of all of our currently outstanding convertible securities), we have prepared the following table showing the dilution at various assumed offering prices:

Assumed Offering Price	No. of Treasury Shares to be Transferred(1)	No. of Shares to be issued(2)(3)	Percentage Dilution to New Shareholders(4)

$ 1.50	494,312	3,277,750	-22.6%
$ 1.00	494,312	5,111,084	-31.3%
$ 0.75	494,312	6,944,417	38.2%
$ 0.50	494,312	10,611,084	-48.6%

(1) Assuming the sale of all 494,312 currently outstanding treasury shares.

(2) We are registering an aggregate of 5,957,082 of our ordinary shares (including all 492,312 of our treasury shares) for sale in connection with the Standby Equity Distribution Agreement (including the 94,856 ordinary shares we may issue to Cornell as a commitment fee and 10,540 ordinary shares to be issued to Newbridge as a placement agent fee).

(3) Includes an aggregate of 105,396 of our ordinary shares which may be issued to Cornell and Newbridge as commitment fees. These shares will be issued to Cornell and Newbridge, irrespective of our share price at the time.

(4) All of our 494,312 treasury shares are considered part of our currently issued and outstanding share capital.

SELLING SHAREHOLDERS

Beneficial Ownership and Other Information

The following table assumes that the selling shareholders will sell all of the securities covered by this prospectus. Information included in the table is based upon information provided by the selling shareholders.

The term "selling shareholder" includes (i) each person and entity that is identified in the table below (as such table may be amended from time to time by means of an amendment to the registration statement of which this prospectus forms a part) and (ii) any transferee, donee, pledgee or other successor of any person or entity named in the table that acquires any of the shares of ordinary shares covered by this prospectus in a transaction exempt from the registration requirements of the Securities Act of 1933 and that is identified in a supplement or amendment to this prospectus.

Except as otherwise noted below, during the last three years, no selling shareholder has been an officer, director or affiliate of our company, nor has any selling shareholder had any material relationship with our company during that period. Each selling security holder represented at the closing of the private placement that it did not have any contract, undertaking, agreement or arrangement with any person to sell, transfer, pledge, hypothecate, grant any option to purchase or otherwise dispose of any of the securities. The selling shareholders purchased the securities in the ordinary course of business, to the best of our knowledge.

The ordinary shares being offered hereby are being registered to permit public secondary trading, and the selling shareholders are under no obligation to sell all or any portion of their shares included in this prospectus (with the exception that Cornell will never be entitled to hold more than 5% of our outstanding share capital, at any one time, and so has agreed that if a purchase made pursuant to an advance notice would bring it above this threshold, it will sell prior to the purchase, a sufficient number of our ordinary shares that it holds, so that subsequent to the purchase it will remain below the threshold percentage). The information contained in the following table is derived from our books and records, as well as from our transfer agent. The following table assumes the sale of all securities included in this prospectus.

Name	Securities Being Offered	Securities Beneficially Owned Prior to Offering		Securities Beneficially Owned Upon Completion of Offering
		Number	Percentage	Number	Percentage
Cornell Capital Partners LP 101 Hudson Street Suite 3606 Jersey City NJ 07302	5,946,542[1]	5,946,542[1]	34.6%[2]	-	-
Newbridge Securities Corporation 451 Cypress Creek Road, Suite 104 Fort Lauderdale, Florida 33309	10,540	10,540	0.06%	-	-

1 Assumes the issuance of 94,856 of our ordinary shares immediately upon the filing of the accompanying registration statement as payment of a commitment fee and based on a good faith estimate, the issuance of 5,851,686 of our ordinary shares during the next two years pursuant to the Standby Equity Distribution Agreement. See “The Standby Equity Distribution Agreement.”

2 This percentage assumes the sale of all 5,946,542 ordinary shares to Cornell and is based on 11,238,952 ordinary shares being outstanding.

Shares acquired in connection with the Standby Equity Agreement.

Cornell is the investor under the Standby Equity Distribution Agreement. Cornell was formed as a Delaware limited partnership in February 2000, is a domestic hedge fund engaged in the business of investing in and financing public companies. All investment decisions of Cornell are made by its general partner, Yorkville Advisors, LLC. Mark Angelo, the managing member of Yorkville Advisors, makes the investment decisions on behalf of Yorkville Advisors. Cornell will acquire all of the shares being registered in this offering in financing transactions with our company. That transaction is explained below:

On June 22, 2004, we entered into a Standby Equity Distribution Agreement with Cornell. Pursuant to the Standby Equity Distribution Agreement, we may, at our discretion, periodically issue Cornell an advance notice requiring it to purchase our ordinary shares for a total purchase price of up to $5.5 million. For each ordinary share purchased under the Standby Equity Distribution Agreement, Cornell will pay us 100% of the lowest volume weighted average price of our ordinary shares on the Nasdaq SmallCap Market or other principal market on which our ordinary shares are traded for the 5 trading days immediately following the advance notice date. Further, Cornell will retain a fee of 5% of each advance under the Standby Equity Distribution Agreement in connection with the Standby Equity Distribution Agreement, Cornell may receive a commitment fee in the form of the issuance 94,856 of our ordinary shares, immediately upon the filing of the accompanying registration statement (assuming that we elect not to pay the commitment fee in immediately available funds).

As part of the transaction with Cornell we also entered into a Placement Agent Agreement, pursuant to which we retained the services of Newbridge, an unaffiliated broker-dealer, as a placement agent in connection with the Standby Equity Distribution Agreement. Guy Amico makes the investment decisions on behalf of Newbridge. Newbridge intends to sell up to 10,540 of our ordinary shares which we will issue to it as a placement fee.

PLAN OF DISTRIBUTION

The selling shareholders have advised us that the sale or distribution of our ordinary shares owned by the selling shareholders may be effected directly to purchasers by the selling shareholders or by pledgees, transferees or other successors in interest, as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the over-the-counter market or in any other market on which the price of our ordinary shares are quoted or (ii) in transactions otherwise than on the over-the-counter market or in any other market on which the price of our ordinary shares are quoted. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the selling shareholders or by agreement between the selling shareholders and underwriters, brokers, dealers or agents, or purchasers. If the selling shareholders effect such transactions by selling their ordinary shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of ordinary shares for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The selling shareholders and any brokers, dealers or agents that participate in the distribution of the ordinary shares may be deemed to be underwriters, and any profit on the sale of ordinary shares by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

Cornell is an “underwriter” within the meaning of the Securities Act in connection with the sale of ordinary shares under the Standby Equity Distribution Agreement. Cornell will pay us 100% of the lowest closing bid price of our ordinary shares on the Nasdaq SmallCap Market or other principal trading market on which our ordinary shares are traded for the five days immediately following the advance notice date. In addition, Cornell will retain 5% of each advance under the Standby Equity Distribution Agreement. The 5% retention and the commitment fee are underwriting discounts. Cornell has informed the Company that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the ordinary shares purchased by them.

Cornell does not intend to make a market in our shares or to otherwise engage in stabilizing or other transactions intended to help support the share price. Prospective investors should take these factors into consideration before purchasing our ordinary shares.

Under the securities laws of certain states, the ordinary shares may be sold in such states only through registered or licensed brokers or dealers. The selling shareholders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling shareholders are registered to sell securities in all fifty states. In addition, in certain states the ordinary shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

We will pay all the expenses incident to the registration, offering and sale of the ordinary shares to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We have agreed to indemnify and its controlling persons against certain liabilities, including liabilities under the Securities Act. We estimate that the expenses of the offering to be borne by us will be approximately $26,000. We will not receive any proceeds from the sale of any of the ordinary shares by the selling shareholders. We will, however, receive proceeds from the sale of ordinary shares under the Standby Equity Distribution Agreement.

The selling shareholders are aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of ordinary shares by the selling shareholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Registration M, the selling shareholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, our ordinary shares while such selling shareholders are distributing shares covered by this prospectus. Accordingly, except as noted below, the selling shareholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. The selling shareholders are aware that if a particular offer of ordinary shares is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then, to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

Expenses of the Offering

We have incurred, or will incur, the following estimated expenses in connection with the sale of the securities covered by this prospectus:

SEC Registration fee	$680
Legal and accounting fees and expenses	$15,000
Miscellaneous	$10,000
Total	$25,680

MARKET PRICE DATA

Our ordinary shares trade on the Nasdaq SmallCap Market and on the Tel Aviv Stock Exchange, or TASE, under the symbol ROBO.

The following table sets forth for the five most recent full financial years the annual high and low market prices in U.S. dollars of our ordinary shares in both markets. The U.S. dollar price of shares on the TASE is determined by dividing the price of an ordinary share in New Israeli Shekels, or NIS, by the representative exchange rate of the NIS against the U.S. dollar on the same date.

	Nasdaq SmallCap Market		Tel Aviv Stock Exchange
	High	Low	High	Low

2003	$2.100	$0.650	$1.847	$0.769
2002	1.530	0.470	1.548	0.730
2001	2.938	0.900	2.635	0.878
2000	22.750	1.313	18.280	1.410
1999	1.688	0.313	0.841	0.393

        Quarterly Stock Information

        The following table sets forth for the two-year period ended December 31, 2002, the range of high ask and low bid prices in U.S. dollars of our ordinary shares in both markets for each full financial quarter.

	Nasdaq SmallCap Market		Tel Aviv Stock Exchange
	High	Low	High	Low

2003
First Quarter	$1.100	$0.650	$0.928	$0.769
Second Quarter	2.100	0.800	1.847	0.835
Third Quarter	1.490	0.900	1.317	0.967
Fourth Quarter	1.320	0.810	1.242	0.879

2002
First Quarter	$1.530	$1.100	$1.548	$1.098
Second Quarter	1.340	0.750	1.281	0.811
Third Quarter	1.099	0.510	0.930	0.730
Fourth Quarter	1.240	0.470	1.157	0.743

Monthly Stock Information

The following table sets forth for the range of high ask and low bid prices in U.S. dollars of our ordinary shares in both markets for each of the six months prior to the date of this registration statement.

	Nasdaq SmallCap Market		Tel Aviv Stock Exchange
2004	High	Low	High	Low

March	$1.580	$1.070	$1.429	$1.121
April	1.290	1.010	1.201	1.102
May	1.060	0.900	1.209	0.899
June	1.01	0.83	1.10	0.92
July	1.00	0.86	1.01	0.92
August	0.98	0.66	0.93	0.86

CAPITALIZATION

        The following table sets forth our short-term debt, long-term debt, convertible debentures and capitalization as of June 30, 2004 on an actual basis, and as-adjusted to reflect the sale of ordinary shares to Cornell pursuant to exercise of the full amount of the Standby Equity Distribution Agreement.

	June 30, 2004 (1) NIS, reported amounts
	Actual	As Adjusted(1)

Short-term debt	17,964	17,964
Long-term debt	17,940	17,940
Total Shareholders equity	38,656	67,744

Total capitalization	74,560	103,648

(1) As adjusted to reflect the sale of shares to Cornell pursuant to exercise of the full amount of the Standby Equity Distribution Agreement.

USE OF PROCEEDS

We will not receive any proceeds from the sale of ordinary shares covered by this prospectus. However, we will receive proceeds from our sale of ordinary shares to Cornell under the Standby Equity Distribution Agreement. The purchase price of our ordinary shares purchased under the Standby Equity Distribution Agreement will be equal to 100% of the lowest volume weighted average price of our ordinary shares on the Nasdaq SmallCap Market or other principal market on which our ordinary shares are traded for the five trading days immediately following the advance notice date. Further, we will pay a fee to Cornell of 5% of each advance under the Standby Equity Distribution Agreement

We are registering 5,851,686 of our ordinary shares for sale to Cornell in connection with the Standby Equity Distribution Agreement (excluding the 94,856 shares which may issue to Cornell as a commitment fee). At a recent price of $0.90 per share, we would receive proceeds of $5,266,517.

We intend to use the net proceeds generated from the sale of shares to Cornell for working capital and general corporate purposes.

DESCRIPTION OF SHARE CAPITAL

We are a public company registered under the Israel Companies Law as RoboGroup T.E.K. Ltd., registration number 52-003498-4. We changed our name from Eshed Robetec (1982) Ltd. to RoboGroup T.E.K. Ltd. on May 15, 2001. Our objects and purposes, as provided by Article 2 of our articles of association, are to carry on any lawful activity.

Our authorized share capital is 12,500,000 NIS, divided into 25,000,000 ordinary shares of NIS 0.5 par value each, of which 11,238,952 shares were issued, as of August 25, 2004. Of the shares that were issued, 10,744,631 shares were fully paid, and 494,321 shares are held by us as treasury shares.

The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our memorandum of association or articles of association. The State of Israel does not restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own our shares in order to qualify to serve as directors.

Ordinary Shares. The rights attached to the shares are as follows:

Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The shares grant their owners equal rights to participate in the distribution of dividends, whether in cash or in kind, in the distribution of assets or in any other distribution, according to the ratio of the amounts of capital that were paid or that were credited as paid to the par value of the shares held by them. In accordance with the provisions of the Israeli Companies Law the declaration of a dividend requires approval by the board of directors.

Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Each of the shares will entitled its holder to present at a meeting and participate in a vote by himself or by proxy or by means of written ballot and to one vote – both at votes by show of hands and at votes by polling.

The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or represented by proxy or by written ballot who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital, within a half hour from the time set for opening the meeting. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy or by mean of written ballot.

A resolution at a general meeting (unless determined otherwise by the Law) will be considered as if it were lawfully passed, if it will receive an ordinary majority of the votes of the shareholders present and participating in the vote by themselves, by means of proxy or by means of written ballot, and who are authorized to vote. In the total number of votes abstentions will not be taken into account.

Rights to share in the company’s profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.

Rights to share in surplus in the event of liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our shares, of any type, will have equal rights with respect to everything relating to the return of capital and participation in the distribution of our remaining assets in the event of liquidation, according to the ratio of the amounts of capital that were paid or that were credited as paid to their par value.

Redeemable securities. Pursuant to our articles we are authorized to issue redeemable securities and to redeem them, on conditions and at such times as will be determined by the board of directors with respect to every such issuance.

Liability to capital calls by the company. Under our Articles of Association and the Companies Law, the liability of our shareholders is limited to the par value of the shares held by them.

Directors Compensation. Under the provisions of the Israel Companies Law, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which the director is interested, except in a meeting to approve a transaction with him or her or with another entity that the director has an interest, that do not fall under the definition of extraordinary transaction according to the Law. In addition, our directors cannot vote for compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. If the majority of the board members or of the audit committee members has a personal interest in the proposed arrangement, the directors may participate in the meeting, and in addition to any procedure of approval the proposal would require approval by the shareholders. Additionally, under the Companies Law, the board of directors must approve all compensation arrangements of office holders who are not directors.

Limitations on any existing or prospective major shareholder. The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of competence that a reasonable office holder in the same position would employ under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under “Directors and Senior Management” above is an office holder. Generally, under the Companies Law, all arrangements as to compensation of office holders who are directors must be approved by our audit committee, board of directors and, subject only to certain exemptions, our shareholders.

The Companies Law requires that an office holder and a controlling shareholder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. The duty of disclosure shall not apply when the personal interest originated only from the personal interest of the office holder’s relative or the controlling shareholder’s relative in a non-extraordinary transaction (a transaction in the ordinary course of business, on market terms, and unlikely to have a material impact on the company’s profitability, assets and liabilities). A relative is defined as a spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, as not being adverse to the company’s interest. In the case of an extraordinary transaction, such a transaction must be approved by the audit committee and by the board of directors. A director who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be or in the event such an action is an ordinary action between the company and its director or an ordinary action in which the director has a personal interest. In the event that the majority of the members of the Board of Directors have personal interests in the proposed transaction, the approval of the general meeting is also required.

The Companies Law also provides that extraordinary transactions between a public company and a controlling shareholder, or extraordinary transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the audit committee, of the board of directors and of the shareholders. Moreover, the terms of compensation of a controlling shareholder must be approved by the audit committee, the board of directors and by the shareholders. The shareholder approval for an extraordinary transaction and the terms of compensation of a controlling shareholder must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent (1%) of the voting rights in the company. If a shareholder participates in that vote, he shall inform the company before the vote whether or not he has a personal interest in the approval of the transaction.

However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

In addition, pursuant to the recent amendment to these regulations, directors’ compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors approved such arrangements and require that they are for the benefit of the company. If the director or the office holder is a controlling shareholder of the company then, the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders providing certain criteria is met.

The above exemptions will not apply if one or more shareholder, holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven (7) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the compensation arrangement of the directors will require shareholders’ approval as detailed above.

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or more shareholder of the company in the event that there is not already a 25% shareholders of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, in the event that there is not already a majority shareholder of the company. These rules do not apply if the acquisition is made by means of a merger. The requirements of Israeli corporate law generally make these forms of acquisition significantly more difficult than under United States corporate laws.

Borrowing Arrangements. The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

Right to information. Pursuant to the Companies Law the shareholders have the right to inspect protocol of the general meeting, shareholders registration, documents in the company’s possession relate to an act or transaction with related party that required the general meeting approval, by-laws, financial report and any document which the company must submit under the law and which is available to public inspection.

Inspection of company documents. A shareholder may demand from us, stating the purpose of the demand, to inspect any document in the company’s possession relates to an act or transaction with related party that required the general meeting approval.

Rights against deprivation of shareholder’s rights. If any of our affairs were managed in deprivation of shareholders’ rights or if there is substantive suspicion that they will be so managed, then the court may –on application of a shareholder – decree an order to remove the deprivation of rights or to prevent it.

According to our articles of association, in order to change the rights attached to any class of shares, such change must be adopted by a general meeting with an ordinary majority of shareholders present and participating in the vote at the general meeting, by themselves, by proxy or by means of a written ballot, and who are authorized to vote. In the total number of votes abstentions will not be taken into account.

The board of directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of at least twenty-one days prior to the date of the meeting is required and the meeting will be held not later than seventy-five days from the date the notice of the meeting was published.An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 5% of our issued capital and at least 1% of our voting rights or one or more shareholders holding in the aggregate at least 5% of our voting rights. The board of directors will convene the meeting within twenty one days from the demand of the directors or of the shareholders. An extraordinary meeting must be held not more than seventy-five days from the publication date of the announcement of the meetingand at-least twenty-one days before the publication date.

Neither our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

The Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such boards’ confirmations that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Companies Law and regulations promulgated thereunder.

The Israeli Securities Law and the Regulations promulgated thereunder require that a company whose shares are traded on a stock exchange in Israel, as in our case, report the share ownership of its Interested Parties as well as any change in the shares ownership of Interested Parties. An Interested Party is defined in the Israeli Securities Law as any one of the following: (i) a person holding 5% or more of the company’s issued capital stock or voting power, or who is entitled to appoint one or more of the company’s directors or its general manager; or (ii) any person who is entitled to nominate one or more of the company’s directors or its general manager, or (iii) any person acting as a director or general manager of the company; or (iv) any company, in which any of the above persons either holds 25% or more of its capital stock or voting power or is entitled to appoint 25% or more of its directors; or (iv) a subsidiary of the company.

Changes in our registered capital are subject to the approval of the shareholders at a general meeting by an ordinary majority of the votes of shareholders participating and voting in the general meeting.

EXCHANGE CONTROLS

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new “general permit” was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

MATERIAL INCOME TAX CONSIDERATIONS

The following is a summary of the material tax consequences in the United States and Israel to individual and corporate residents of the United States and Israel resulting from the holding and resale by the selling shareholders of ordinary shares sold to the selling shareholders. Since we have never paid dividends on our ordinary shares, this summary does not discuss the tax consequences in Israel that would result from the payment of dividends. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in this summary.

Israeli Tax Considerations

The following is a summary of the current Israeli tax law applicable to the resale of ordinary shares of an Israeli Corporation sold to the selling shareholders who are residents and non-residents of Israel. The following also contains a discussion of specified Israeli Government programs benefiting us. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

        WE RECOMMEND THAT IN ADDITION TO REVIEWING THE DISCUSSION BELOW, PROSPECTIVE PURCHASERS OF OUR ORDINARY SHARES CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES, ISRAELI OR OTHER TAX CONSEQUENCES TO THEM, BASED UPON THEIR PARTICULAR CIRCUMSTANCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

Israeli Capital Gains Tax

Israeli law imposes a capital gains tax on the sale of securities of Israeli companies by both residents and non-residents of Israel. The law distinguishes between the “Real Gain” and the “Inflationary Amount.” The Real Gain is the excess of the total capital gain over the Inflationary Amount, computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of sale. The Inflationary Amount accumulated prior to December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the dollar instead of the Israeli CPI), while the Inflationary Amount accumulated following December 31, 1993 is exempt from any capital gains tax.

As a result of the recent tax reform legislation in Israel, gains from the sale of our ordinary shares derived from January 1, 2003 and thereafter will in general be liable to capital gains tax of up to 15%. This will be the case so long as our securities remain listed for trading on a designated foreign stock market such as the NASDAQ. However, according to the tax reform legislation, non-residents of Israel will be exempt from any capital gains tax from the sale of our ordinary shares so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our ordinary shares remain listed for trading as described above. These provisions dealing with capital gains are not applicable to persons whose gains from selling or otherwise disposing of our ordinary shares are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments), 1985; the latter law would not normally be applicable to non-resident shareholders who have no business activity in Israel.

Pursuant to the U.S. – Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S. – Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident under the U.S. – Israel Tax Treaty (“Treaty U.S. Resident”) will, in general, not be subject to the Israeli capital gains tax, unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of the company during any part of the 12-month period preceding such sale, exchange or disposition or in the case of U.S. individual who was present in Israel for a period or periods aggregating 183 days or more during the tax year of the sale, exchange or disposition. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the company at any time during such preceding 12-month period would be subject to Israeli tax if not otherwise exempt; however, under the U.S. – Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations applicable to foreign tax credits.

Taxation of Non-Residents

Non-residents of Israel are subject to income tax on income derived from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% (15% for dividends generated by an “Approved Enterprise”) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. The U.S.-Israel Tax Treaty provides for a maximum tax of up to 25% on dividends paid to a Treaty U.S. Resident. However, under the Investment Law, dividends generated by an Approved Enterprise are taxed at the rate of 15% and such rate is to be withheld at source.

        ‘Residents of the United States will generally have taxes in Israel withheld at source. Such persons generally would be entitled to a credit or deduction for United States Federal income tax purposes for the amount of the taxes withheld, subject to limitations applicable to foreign tax credits.

United States Federal Income Tax Consequences.

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders (as defined below) who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

—	broker-dealers,

—	financial institutions,

—	certain insurance companies,

—	investors liable for alternative minimum tax,

—	tax-exempt organizations,

—	regulated investment companies,

—	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

—	persons who hold the ordinary shares through partnerships or other pass-through entities,

—	persons who acquired their ordinary shares through the exercise or cancellation of any employee share options or otherwise as compensation for their services,

—	investors that actually or constructively own 10 percent or more of our voting shares, and

—	investors holding ordinary shares as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

You are urged to consult your tax advisors regarding the foreign and United States federal, state and local tax considerations of an investment in ordinary shares.

For purposes of this summary, a U.S. Holder is:

—	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

—	a partnership, corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

—	an estate whose income is subject to U.S. federal income tax regardless of its source; or

—	a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

        The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income (see “Tax Law Applicable to Dividends and Long-Term Capital Gain,” below). Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares. See “Dispositions of Ordinary Shares” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income (see “-Tax Law Applicable to Dividends and Long-Term Capital Gain,” below). Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ordinary shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Holder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (the “IRS”). In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Tax Law Applicable to Dividends and Long-Term Capital Gain

Dividends received by noncorporate U.S. Holders from certain foreign corporations, and long-term capital gain realized by noncorporate U.S. Holders, generally are subject to a reduced maximum tax rate of 15 percent through December 31, 2008. Dividends received with respect to ordinary shares should qualify for the 15% percent rate. The rate reduction does not apply to dividends received from “foreign investment companies,” “foreign personal holding companies,” or “passive foreign investment companies” (see below), or in respect of certain short-term or hedged positions in ordinary shares or in certain other situations. There are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the rate reduction. U.S. Holders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a passive foreign investment company (“PFIC”) for any taxable year in which either (1) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a “qualified electing fund” (a “QEF election”) or to “mark-to-market” your ordinary shares, as described below, dividends would not qualify for the reduced maximum tax rate discussed above, and:

—	you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

—	the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

—	the amount allocated to the current taxable year and any taxable year before we became a PFIC, would be taxable as ordinary income in the current year, and

—	you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

If you make either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. If you make a timely QEF election, you would be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you. You would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements.

Alternatively, if the ordinary shares are considered “marketable stock” and if you elect to “mark-to-market” your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to a U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals which, under current law, is 28%. Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Any U.S. Holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

U.S. Gift and Estate Tax

An individual U.S. Holder of ordinary shares will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

DIVIDEND POLICY

We have never paid any cash dividends on our ordinary shares and we do not intend to pay cash dividends on our ordinary shares in the foreseeable future. Our current policy is to retain earnings for reinvestment in our business.

The Companies Law also restricts our ability to declare dividends. We can only distribute dividends from profits (as defined in the law), provided that there is no reasonable suspicion that the dividend distribution will prevent us from meeting our existing and future expected obligations as they come due.

MATERIAL CHANGES

Except as otherwise described in this prospectus, our Annual Report on Form 20-F for the year ended December 31, 2003, and in the Reports on Form 6-K filed by us under the Exchange Act and incorporated by reference herein, no reportable material changes have occurred since December 31, 2003.

LEGAL MATTERS

Certain legal matters in connection with the offering with respect to Israeli law will be passed upon for us by Yigal Arnon & Co., Tel Aviv, Israel, our Israeli counsel. Certain legal matters in connection with this offering with respect to United States law will be passed upon for us by, Carter, Ledyard & Milburn LLP, our United States counsel.

EXPERTS

The consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 incorporated in this prospectus by reference from our Annual Report on Form 20-F for the year ended December 31, 2003 have been so incorporated in reliance on the reports of audited by Chaikin, Cohen, Rubin& Gilboa independent auditors as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND
AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

RoboGroup T.E.K. Ltd., is incorporated in Israel, most of our executive officers and directors and the Israeli experts named herein are non-residents of the United States, and a substantial portion of our assets and of such persons are located outside the United States. For further information regarding enforceability of civil liabilities against us and other persons, see “Risk Factors – It may be difficult to enforce a U.S. judgment against us, our officers and directors and some of the experts named in this prospectus or to assert U.S. securities law claims in Israel.”

We obtained all the approvals and permits required under applicable law for the distribution of the securities and for the publication of this prospectus. The securities are not being distributed in any jurisdiction where the offer is not permitted.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

Foreign Private Issuer. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, as applicable to foreign private issuers. Accordingly, we file annual and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. As an electronic filer, the SEC maintains an internet site which contains our annual reports, proxy and information statements. The address of the site is http:// www.sec.gov.

A copy of this prospectus, our memorandum of association, our articles of association and the documents filed as exhibits (see list below), are available for inspection at our offices at 13, Hamelacha Street, Afek Industrial Park, Rosh Ha’Ayin, 48901, Israel.

We customarily solicit proxies by mail; however, as a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

Form F-2 Registration Statement. We have filed with the Securities and Exchange Commission a registration statement on Form F-2 under the Securities Act with respect to the resale of ordinary shares issued to the selling shareholders. This prospectus, which is part of the registration statement, does not contain all of the information that you can find in the registration statement. Some parts of the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC. The statements we make in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved. The registration statement may be read and copied at the SEC’s public reference rooms as indicated above.

Incorporation of Information by Reference. The SEC allows us to incorporate by reference the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except if it is superseded by information in this prospectus or by later information that we file with the SEC. We incorporate by reference the documents listed below, all of which are being delivered to you as part of this prospectus. In accordance with the requirements of Israeli securities law, copies of all the documents incorporated by reference as aforementioned will be attached as annexes to the copies of this prospectus distributed in Israel. Copies of Reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) will be distributed in Israel as amendments to this prospectus in accordance with the requirements of Israeli securities law. These documents contain important information about us and our financial situation.

We incorporate by reference into this prospectus the following documents:

—	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the SEC on June 29, 2004;

—	The description of our securities contained in Item 1 of our Registration Statement on Form F-1, File No. 002-90176, filed with the Commission on March 27,1984 under the Securities Act and any amendment or report filed for the purpose of updating that description (see “Description of Share Capital – Ordinary Shares” for a current description of the terms of our ordinary shares);

—	Our Reports of Foreign Private Issuer on Form 6-K as follows:

Month	Filing Dates

July	July 6, 7, 12 (two reports), 13
(two reports), 19, 26, 2004

August	August 12, 23, 2004

        You may request, at no cost, a copy of any documents incorporated by reference herein, excluding all exhibits, unless we have specifically incorporated by reference an exhibit, by writing or telephoning us at:

13 Hamelacha Street, Afek Industrial Park, Rosh Ha'Ayin, 48901, Israel

Attention: Mr. Hanan Eibushitz, CFO Telephone + 972-3-900-4111

PROSPECTUS

RESALE OF UP TO 5,957,082 ORDINARY SHARES
BY CERTAIN SELLING SHAREHOLDERS

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer to sell or buy any of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date that appears below.

________________ ___, 2004

PART II – INFORMATION NOT REQUIRED IN THIS PROSPECTUS

Item 8. Indemnification of Directors and Officers

        The Israeli Companies Law, or the Companies Law, provides that a company may include in its articles of association provisions allowing it to:

1.	partially or fully, exempt in advance, an office holder of the company from his responsibility for damages caused by the breach of his duty of care to the company.

2.	enter into a contract to insure the liability of an office holder of the company by reason of acts or omissions committed in his capacity as an office holder of the company with respect to the following:

(a)	the breach of his duty of care to the company or any other person;

(b)	the breach of his fiduciary duty to the company to the extent he acted in good faith and had a reasonable basis to believe that the act or omission would not prejudice the interests of the company; and

(c)	monetary liabilities or obligations which may be imposed upon him in favor of other persons.

3.	indemnify an office holder of the company for:

(a)	monetary liabilities or obligations imposed upon him in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator’s decision approved by a court, by reason of acts or omissions of such person in his capacity as an office holder of the company; and

(b)	reasonable litigation expenses, including attorney’s fees, actually incurred by such office holder or imposed upon him by a court, in an action, suit or proceeding brought against him by or on behalf of us or by other persons, or in connection with a criminal action from which he was acquitted, or in connection with a criminal action which does not require criminal intent in which he was convicted, in each case by reason of acts or omissions of such person in his capacity as an office holder.

        The Companies Law provides that a company’s articles of association may provide for indemnification of an office holder post-factum and may also provide that a company may undertake to indemnify an office holder in advance, provided such undertaking is limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable and to an amount the board of directors has determined is reasonable in the circumstances.

        The Companies Law provides that a company may not indemnify or exempt the liabilities of an office holder or enter into an insurance contract which would provide coverage for the liability of an office holder with respect to the following:

☐	a breach of his fiduciary duty, except to the extent described above;

☐	a breach of his duty of care, if such breach was done intentionally, recklessly or with disregard of the circumstances of the breach or its consequences;

☐	an act or omission done with the intent to unlawfully realize personal gain; or

☐	a fine or monetary settlement imposed upon him.

        Under the Companies Law, the term “office holder” includes a director, managing director, general manager, chief executive officer, executive vice president, vice president, other managers directly subordinate to the managing director and any other person fulfilling or assuming any such position or responsibility without regard to such person’s title.

        The grant of an exemption, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, an office holder of a company requires, pursuant to the Companies Law, the approval of the company’s audit committee and board of directors, and, in certain circumstances, including if the office holder is a director, the approval of the company’s shareholders.

        Our Articles of Association have been amended to allow for indemnification of, and procurement of insurance coverage for our officers and directors to the maximum extent provided for by the Companies Law.

        We have entered into an insurance contract for directors and officers and have procured indemnification insurance for our office holders to the extent permitted by our Articles of Association. We have never had the occasion to indemnify any of our office holders.

Item 9. Exhibits

Exhibit Numbers	Description of Document

3.1*	Articles of Association of the Registrant

4.1*	Specimen of Ordinary Share Certificate

5.1#	Opinion of Yigal Arnon & Co.

10.1*	Asset Purchase Agreement, dated October 29, 2000, between Davenport Industries, LLC and the Registrant

10.2**	1996 Employee Stock Option Plan

10.3***	2003 Stock Option Plan for Israeli Employees

10.4***	2003 Stock Option Plan for Directors

10.5***	2003 Stock Option Plan for Non-Israeli Employees

10.6#	Standby Equity Distribution Agreement, dated June 22, 2004, between Cornell Capital Partners LLP and RoboGroup T.E.K. Ltd.

10.7#	Placement Agent Agreement, dated June 22, 2004, between Cornell Capital Partners LLP, Newbridge Securities Corporation and RoboGroup T.E.K. Ltd.

10.8#	Registration Rights Agreement, dated June 22, 2004, between Cornell Capital Partners LLP and RoboGroup T.E.K. Ltd.

23.1#	Consent of Chaikin, Cohen, Rubin & Gilboa

23.3#	Consent of Yigal Arnon & Co. (contained in their opinion constituting Exhibit 5.1) (5)

24#	Power of Attorney (included on signature page hereof)

#	Filed herewith

*	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference
**	Filed as an exhibit to our registration statement on Form S-8, registration number 333-8158 filed with the Securities and Exchange Commission and incorporated herein by reference.
***	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference

Item 10. Undertakings

    (a)        The undersigned Registrant hereby undertakes:

    (1)        To file, during any period in which offers or sales are being made, a post-effective amendment to the accompanying registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii)        To reflect in the prospectus any facts or events arising after the effective date of the accompanying registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the accompanying registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

    (iii)        To include any material information with respect to the plan of distribution not previously disclosed in the accompanying registration Statement or any material change to such information in the accompanying registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the accompanying registration Statement.

    (2)        That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)        To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4)        To file a post-effective amendment to the Registration Statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to Registration Statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

    (b)        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the accompanying registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c)        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

    (d)        The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to which the prospectus is sent or given, the registrant’s latest filing on Form 20-F; and any filing on Form 6-K incorporated by reference into the prospectus.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-2 and has duly caused this accompanying registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rosh Ha’Ayin, Israel, on September 17, 2004.

ROBOGROUP T.E.K. LTD. BY: /S/ Rafael Aravot —————————————— Rafael Aravot Chairman of the Board and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, each director and officer whose signature appears below constitutes and appoints, Ophra Levy and Hanan Eibushitz or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments or post-effective amendments to this registration statement on Form F-2 and to file the same with all exhibits thereto and other documents in connection therewith with the Securities Exchange Commission, granting such attorneys-in-fact and agents, and each of them, full power and authority to do all such other acts and execute all such other documents as they, or any of them, may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, the accompanying registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Rafael Aravot —————————————— Rafael Aravot	Chairman of the Board of Directors and Chief Executive Officer	September 17, 2004

/s/ Noam Kra-Oz —————————————— Noam Kra-Oz	Co-General Manager and Director	September 17, 2004

/s/ Haim Schleifer —————————————— Haim Schleifer	Co-General Manager and Director	September 17, 2004

/s/ Hanan Eibutshitz —————————————— Hanan Eibutshitz	Chief Financial Officer	September 17, 2004

/s/ Menachem Zenziper —————————————— Menachem Zenziper	Director	September 17, 2004

/s/ Alex Tal —————————————— Alex Tal	Director	September 17, 2004

/s/ Arie Kraus —————————————— Arie Kraus	Director	September 17, 2004

/s/ Amiram Dagan —————————————— Amiram Dagan	Independent Director	September 17, 2004

/s/ Tami Gottlieb —————————————— Tami Gottlieb	Independent Director	September 17, 2004

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES INTELITEK INC. /s/ Noam Kra-Oz —————————————— By: Noam Kra-Oz

Date: September 17, 2004

EXHIBIT INDEX

3.1*	Articles of Association of the Registrant

4.1*	Specimen of Ordinary Share Certificate

5.1#	Opinion of Yigal Arnon & Co.

10.1*	Asset Purchase Agreement, dated October 29, 2000, between Davenport Industries, LLC and the Registrant

10.2**	1996 Employee Stock Option Plan

10.3***	2003 Stock Option Plan for Israeli Employees

10.4***	2003 Stock Option Plan for Directors

10.5***	2003 Stock Option Plan for Non-Israeli Employees

10.6#	Standby Equity Distribution Agreement, dated June 22, 2004, between Cornell Capital Partners LLP and RoboGroup T.E.K. Ltd.

10.7#	Placement Agent Agreement, dated June 22, 2004, between Cornell Capital Partners LLP, Newbridge Securities Corporation and RoboGroup T.E.K. Ltd.

10.8#	Registration Rights Agreement, dated June 22, 2004, between Cornell Capital Partners LLP and RoboGroup T.E.K. Ltd.

23.1#	Consent of Chaikin, Cohen, Rubin & Gilboa

23.3#	Consent of Yigal Arnon & Co. (contained in their opinion constituting Exhibit 5.1)

24#	Power of Attorney (included on signature page hereof)

#	Filed herewith

*	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference
**	Filed as an exhibit to our registration statement on Form S-8, registration number 333-8158 filed with the Securities and Exchange Commission and incorporated herein by reference.
***	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference